UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Icosavax, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45114M109

1.	Names of Reporting Persons NanoDimension III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,811,127 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,811,127 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,127 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by NanoDimension III, L.P. (“ND III LP”), NanoDimension III GP Limited Partnership (“ND III GP”), NanoDimension III Management Ltd (“ND Management”), Jonathan Nicholson (“Nicholson”), and Richard Coles (“Coles”), (and together with ND III LP, ND III GP, ND Management and Nicholson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Nicholson and Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 11, 2021.

(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

CUSIP No. 45114M109

1.	Names of Reporting Persons NanoDimension III GP Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,811,127 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,811,127 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,127 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,811,127 shares of Common Stock held by ND III LP. ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Nicholson and Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 11, 2021.

(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

CUSIP No. 45114M109

1.	Names of Reporting Persons NanoDimension III Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,811,127 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,811,127 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,127 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)

12.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,811,127 shares of Common Stock held by ND III LP. ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Nicholson and Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 11, 2021.

(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

CUSIP No. 45114M109

1.	Names of Reporting Persons Jonathan Nicholson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands and United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,811,127 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,811,127 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,127 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,811,127 shares of Common Stock held by ND III LP. ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Nicholson and Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 11, 2021.

(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

CUSIP No. 45114M109

1.	Names of Reporting Persons Richard Coles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands and United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,811,127 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,811,127 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,127 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,811,127 shares of Common Stock held by ND III LP. ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Nicholson and Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 11, 2021.

(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Item 1.
(a)	Name of Issuer Icosavax, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1616 Eastlake Ave E, Suite 208 Seattle, WA 98102

Item 2.
(a)

Name of Person Filing

NanoDimension III, L.P. (“ND III LP”)

NanoDimension III GP Limited Partnership (“ND III GP")

NanoDimension III Management Ltd (“ND Management”)

Jonathan Nicholson (“Nicholson”)

Richard Coles (“Coles”)

(b)	Address of Principal Business Office or, if none, Residence Governor’s Square, Unit 3-213-6 23 Lime Tree Bay Ave, P.O. Box 526 West Bay, Grand Cayman, Cayman Islands KY1-1302

(c)	Citizenship
	Entities:	NanoDimension III, L.P.	-	Cayman Islands
		NanoDimension III GP Limited Partnership	-	Cayman Islands
		NanoDimension III Management Ltd	-	Cayman Islands

	Individuals:	Jonathan Nicholson	-	Cayman Islands and United Kingdom
		Richard Coles	-	Cayman Islands and United Kingdom

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45114M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
ND III LP (1)	2,811,127		2,811,127		2,811,127	2,811,127	7.1%
ND III GP (1) (2)			2,811,127		2,811,127	2,811,127	7.1%
ND III Management (1) (2)			2,811,127		2,811,127	2,811,127	7.1%
Nicholson (1) (2)			2,811,127		2,811,127	2,811,127	7.1%
Coles (1) (2)			2,811,127		2,811,127	2,811,127	7.1%

(1)	Includes 2,811,127 shares of Common Stock held by ND III LP.
(2)	ND III GP serves as the sole general partner of ND III LP. ND Management serves as the sole general partner of ND III GP. Jonathan Nicholson and Richard Coles are the members of the board of directors of ND Management and share voting and dispositive power over the shares held by ND III LP.
(3)	This percentage is calculated based on 39,329,897 shares of Common Stock outstanding as of August 2, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

NanoDimension III, L.P.

By:	NanoDimension III GP Limited Partnership
its	General Partner

By:	NanoDimension III Management Ltd
its	General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

NanoDimension III GP Limited Partnership

By:	NanoDimension III Management Ltd
its	General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

NanoDimension III Management Ltd

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Icosavax, Inc. is filed on behalf of each of us.

Dated: August 12, 2021

NanoDimension III, L.P.

By:	NanoDimension III GP Limited Partnership
its	General Partner

By:	NanoDimension III Management Ltd
its	General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

NanoDimension III GP Limited Partnership

By:	NanoDimension III Management Ltd
its	General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

NanoDimension III Management Ltd

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles